Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

Moore-Langen Printing Company, Inc.,

LSC COMMUNICATIONS, INC.

AND

Phoenix color corp.

September 20, 2017

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT, dated September 20, 2017, is by and among Phoenix Color Corp., a Delaware corporation (“Buyer”), LSC Communications, Inc., a Delaware corporation (“Parent”) and Moore-Langen Printing Company, Inc., an Indiana corporation  (“Seller”).

RECITALS

WHEREAS, Seller is engaged in the Business (as defined below); and

WHEREAS, Seller desires to sell and transfer to Buyer, and Buyer desires to purchase and acquire from Seller, substantially all of the assets relating to the Business on the terms and subject to the conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and the mutual representations, warranties, covenants and agreements hereinafter set forth, the parties agree as follows.

ARTICLE I
DEFINITIONS

1.1Definitions.  For purposes of this Agreement:

“Acquired Contracts” has the meaning assigned to such term in Section 2.1(a) of this Agreement.

“Affiliate” has the meaning assigned to such term in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

“Agreement” means this Asset Purchase Agreement (including the Schedules hereto).

“Amended and Restated Pearson Agreement” has the meaning assigned to such term in Section 6.4 of this Agreement.

“Applicable Law” means any domestic or foreign, federal, state or local statute, law, ordinance, rule, regulation, order, writ, injunction, legally binding directive, judgment, decree or other legally binding requirement of any Governmental Authority.

“Assignment and Assumption Agreement” means an assignment and assumption agreement with respect to the Acquired Contracts in substantially the form set forth on Exhibit A.

“Assumed Liabilities” has the meaning assigned to such term in Section 2.3 of this Agreement.

“Bill of Sale” has the meaning assigned to such term in Section 3.2(a)(i) of this Agreement.

“Business” means the printing and manufacturing services of the Moore Langen division in Terre Haute, Indiana, of Seller producing the financial results in the Financial Statements.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Chicago, Illinois are authorized or required by law to close.

“Business Employee” means employees and independent contractors of the Seller whose employment or service primarily relates to the Business.

“Buyer” has the meaning assigned to such term in the preamble of this Agreement.

“Buyer Group Health Plan” has the meaning assigned to such term in Section 6.1(b) of this Agreement.

“Buyer Indemnified Party” has the meaning assigned to such term in Section 7.2 of this Agreement.

“Cap” means $250,000.

“Claim” has the meaning assigned to such term in Section 7.4 of this Agreement.

“Closing” has the meaning assigned to such term in Section 3.1 of this Agreement.

“Closing Date” has the meaning assigned to such term in Section 3.1 of this Agreement.

“Closing Working Capital” means the Working Capital as of the Effective Time, as reflected in the Final Closing Statement.

“COBRA Coverage” has the meaning assigned to such term in Section 6.1(b) of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” has the meaning assigned to such term in Section 6.6 of this Agreement.

“Consent” means any consent, approval, authorization, consultation, waiver, permit, grant, agreement, license, certificate, exemption, order, registration, declaration, filing or notice of, with or to any Person, required to permit the consummation of any of the Transactions.

“Contracts” means all contracts, agreements, understandings, arrangements, options, leases, licenses, sales and purchase orders, commitments and other instruments of any kind, whether written or oral, to which Seller or its Affiliates are a party or by which Seller or its Affiliates are bound on the Closing Date with respect to the Business or the Transferred Assets.

“Conveyance Taxes” means all sales, use, value added, transfer, stamp, stock transfer, real property transfer or gains and similar Taxes.

“Current Assets” means the sum of the following Transferred Assets that are current assets, calculated in accordance with GAAP, including inventory, prepaid expenses, in each case calculated as of the Effective Time, but excluding current and deferred Tax assets (and, for the avoidance of doubt, excluding all accounts receivable of Seller).

“Current Liabilities” means the sum of the Assumed Liabilities that are current liabilities, calculated in accordance with GAAP, including accrued expenses and other current liabilities included in the Assumed Liabilities, in each case calculated as of the Effective Time (excluding for the avoidance of doubt, all accounts payable of Seller).

“Deed” means the limited warranty deed to be executed by the Seller at the Closing, substantially in the form of Exhibit H attached hereto and subject to the Permitted Exceptions, in order to convey to the Buyer each parcel of Owned Real Property.

“Deferred Purchase Price” means $1,000,000.

“Effective Time” has the meaning assigned to such term in Section 3.1 of this Agreement.

“Employee Benefit Plan” means each material benefit, retirement, employment, consulting, compensation, incentive, bonus, stock option, restricted stock, stock appreciation right, phantom equity, change in control, severance, vacation, paid time off, welfare and fringe-benefit agreement, plan, policy and program.

“Employee Services Period” means the period during which employee services are provided under the Transition Services Agreement.

“Environment” means surface waters, groundwaters, soil, subsurface strata and ambient air.

“Environmental Claims” means any claim alleging potential liability arising out of, based on or resulting from any applicable Environmental Law or any Environmental Permit, including (a) any claim by Governmental Authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (b) any claim by any Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence or release of Hazardous Materials or arising from alleged injury or threat of injury to human health, safety or the Environment.

“Environmental Laws” means all Applicable Laws, now in effect and as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to the Environment, human health, safety, natural resources or Hazardous Materials, including the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§ 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. §§ 6901 et seq.; the Clean Water Act, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; the Clean Air Act, 42 U.S.C. §§ 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq.; and the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §§ 136 et seq.

“Environmental Permits” means all permits, approvals, identification numbers, licenses and other authorizations required under or issued pursuant to any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is a member of a controlled group for purposes of Section 4001(a)(14) of ERISA.

“Estimated Cash Purchase Price” has the meaning assigned to such term in Section 2.5(b) of this Agreement.

“Estimated Closing Statement” has the meaning assigned to such term in Section 2.5(b) of this Agreement.

“Estimated Closing Statement Date” means the date of the Estimated Closing Statement.

“Estimated Closing Working Capital” has the meaning assigned to such term in Section 2.5(b) of this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“Excluded Assets” has the meaning assigned to such term in Section 2.2 of this Agreement.

“Excluded Liabilities” has the meaning assigned to such term in Section 2.4 of this Agreement.

“Excluded Taxes” means all (a) Taxes relating to the Transferred Assets or the Business for any taxable period, or the portion of any Straddle Period, ending on or before the Closing Date (determined, in the case of any Straddle Period, in the manner set forth in Section 6.2(c)), (b) except as set forth in Section 6.2(a) (relating to Transfer Taxes), all Taxes of Seller for any taxable period, including, but not limited to, Taxes imposed on Seller arising out of, in connection with, or attributable to the transfer of the Transferred Assets pursuant to this Agreement, and (c) any Taxes of another Person for any taxable period imposed on Buyer or any of its Affiliates as a result of being a transferee or successor of Seller pursuant to this Agreement, by operation of law by reason of a transaction occurring prior to Closing, or by contract entered into by Seller prior to the Closing (other than any contract entered into in the ordinary course of business the primary subject matter of which is not tax).

“Final Cash Purchase Price” has the meaning assigned to such term in Section 2.5(a) of this Agreement.

“Final Closing Statement” has the meaning assigned to such term in Section 2.6(b) of this Agreement.

“Financial Statements” has the meaning assigned to such term in Section 4.14(a) of this Agreement.

“GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

“Governmental Authority” means any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Materials” means (a) petroleum and petroleum products, radioactive materials, asbestos-containing materials, urea formaldehyde foam insulation, transformers or other equipment that contain polychlorinated biphenyls and radon gas, (b) any other chemicals, materials or substances defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances”, “toxic pollutants”, “contaminants” or “pollutants”, or words of similar import, under any applicable Environmental Law, and (c) any other chemical, material or substance that is regulated by any applicable Environmental Law.

“Indemnification Claims Amount” has the meaning assigned to such term in Section 7.9 of this Agreement.

“Indemnification Deductible Amount” means $50,000.

“Indemnified Party” has the meaning assigned to such term in Section 7.4 of this Agreement.

“Indemnifying Party” has the meaning assigned to such term in Section 7.4 of this Agreement.

“Intellectual Property” means all intellectual property rights, including: patents, trademarks, trade names, trade dress, corporate names, domain names, service marks and other source indicators, copyrights and copyrighted works, trade secrets, know-how, methods and processes and any applications, registrations, continuations, continuations-in-part, reexaminations, reissues and extensions related to any of the foregoing.

“Intellectual Property Assignment Agreement” means the Trademark Assignment Agreement with respect to the Transferred IP, in the form of Exhibit B attached hereto.

“Interim Financial Statements” has the meaning assigned to such term in Section 4.14(a) of this Agreement.

“Knowledge” means, when referring to the ‘knowledge’ of the Seller or Parent, the knowledge that any of Michael Thompson, David McCree, Dirk Hiler and Sandra Sherer has, when referring to the ‘knowledge’ of the Buyer, the knowledge that either of Marc Reisch or Kevin Hayden has, and the knowledge that each such person would have reasonably obtained after making due and appropriate inquiry with respect to the particular matter in question.

“Liability” means, with respect to any Person, any financial or non-financial liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured and whether or not the same is required to be accrued on the financial statements of such Person and whether or not the same appears on any Schedule to this Agreement.

“Lien” means, with respect to any asset, any mortgage, deed of trust, title defect or objection, lien, pledge, security interest, lease, hypothecation, restriction, encumbrance or charge of any kind in respect of such asset or property.

“Loss” and “Losses” have the meaning assigned to such terms in Section 7.2 of this Agreement.

“Material Adverse Effect” means any change, event or occurrence that, individually or in the aggregate with all other changes, events and occurrences, has a material adverse effect on the Transferred Assets, taken as a whole; provided, however, that none of the following (nor any effects arising therefrom) shall be taken into account in determining whether a Material Adverse Effect has occurred: (a) the entry into or the announcement or pendency of this Agreement or the transactions contemplated hereby or thereby or the performance of this Agreement or the consummation of the transactions contemplated hereby or thereby, in each case, including (i) by reason of the identity of Buyer, (ii) by reason of any public communication by Buyer or any of its affiliates regarding the plans or intentions of Buyer following the Effective Time and (iii) the impact of any of the foregoing on any relationships with customers, suppliers, vendors, business partners, employees or regulators; (b) any matter affecting the general economy or the financial, credit or securities markets in the United States or elsewhere in the world, including interest rates or exchange rates or any changes therein, or any matter generally affecting any business or industries in which the Business operates; (c) any change in any Applicable Law or GAAP or other applicable accounting rules or the interpretation of any of the foregoing; (d) any action taken by the Seller or any of its affiliates that is expressly required by this Agreement or with Buyer’s express written consent; (e) the commencement, occurrence, continuation or escalation of any war, armed hostilities or acts of terrorism, provided that any such commencement, occurrence, continuation or escalation, provided that to the extent any of the foregoing has a disproportionate adverse impact on the Business or the Transferred Assets, taken as whole, such matters may be included in determining whether a Material Adverse Effect has occurred (and for the avoidance of doubt, (i) a complete destruction of the facilities on the Owned Real Property or (ii) the inability by Buyer to operate a majority of the Transferred Assets in a manner consistent with normal operating conditions and production levels by reason of an item described in clause (e) shall be considered a Material Adverse Effect); (f) the existence, occurrence or continuation of any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity provided that to the extent any of the foregoing has a disproportionate adverse impact on the Business or the Transferred Assets, taken as whole, such matters may be included in determining whether a Material Adverse Effect has occurred (and for the avoidance of doubt, (i) a complete destruction of the facilities on the Owned Real Property or (ii) the inability by Buyer to operate a majority of the Transferred Assets in a manner consistent with normal operating conditions and production levels by reason of an item described in clause (f) shall be considered a Material Adverse Effect); (g) any failure of by the Business to meet any internal or public projections, budgets, guidance, forecasts or estimates of revenues, earnings or other financial results or (h) any matter set forth on the Schedules to this Agreement.

“Material Customer” has the meaning assigned to such term in Section 4.15 of this Agreement.

“Material Supplier” has the meaning assigned to such term in Section 4.16 of this Agreement.

“Offered Employee” has the meaning assigned to such term in Section 6.1 of this Agreement.

“Owned Real Property” means the real property in which the Seller has fee title (or equivalent) interest that is related to the Business, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the Seller that are related to the Business attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing (but only to the extent such easements, licenses, rights and appurtenances are assignable by Seller by right).

“Parent” has the meaning assigned to such term in the preamble of this Agreement.

“Permits” has the meaning assigned to such term in Section 4.8(b) of this Agreement.

“Permitted Exceptions” means (a) general real estate taxes and any and all special taxes or assessments which are a lien but not yet due and payable; (b) acts done or suffered by and judgments against Buyer and any parties claiming by, through or under Buyer; (c) all easements or rights of use, if any, created in favor of any public utility or municipal department or agency for electricity, steam, gas, telephone, water, sewer or other services in any street or avenue abutting the Owned Real Property and the right, if any, to use and maintain wires, cables, terminal boxes, lines, service connections, poles, mains and facilities servicing the Owned Real Property in, on, over or across the Owned Real Property; (d) dedicated roads and highways, and property condemned or taken by eminent domain, if any and rights of the public, the state and the municipality in which the Owned Real Property is located in and to that part of the land, if any, taken or used for road purposes; (e) all building, zoning, and applicable laws, ordinances and regulations of governmental authorities having jurisdiction over the Owned Real Property;  (f) rights of way for railroad switch and spur tracks, if any; (g) rights of way for drainage tiles, ditches, feeders, laterals and underground pipes, if any; (h) all easements, restrictions, liens, charges, limitations, reservations, encumbrances and conditions of record; and (i) all matters disclosed in any title commitment for the Owned Real Property delivered or made available to Buyer prior to Closing.

“Permitted Liens” means (a) liens for Taxes, assessments or other governmental charges not yet due and payable or being contested in good faith by appropriate procedures and for which adequate reserves have been established in accordance with GAAP; (b) mechanics', carriers', workmen's, repairmen's or other like liens arising or incurred in the ordinary course of business; (c) easements, rights of way, zoning ordinances and other similar encumbrances affecting Owned Real Property; (d) liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (e) as it relates to the Owned Real Property, Permitted Exceptions; and (f) other imperfections of title or Liens, if any, that have not had, and would not have, a material adverse effect.

“Person” means an individual, corporation, partnership, association, trust, joint-stock company, limited liability company, joint venture, trust or other entity, including a Governmental Authority.

“Proceeding” has the meaning assigned to such term in Section 4.5 of this Agreement.

“Proposed Final Closing Statement” has the meaning assigned to such term in Section 2.6(a) of this Agreement.

“Purchase Price” has the meaning assigned to such term in Section 2.5(a) of this Agreement.

“Real Property” means the Owned Real Property.

“Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, seeping, placing and the like into or upon any land or water or air or otherwise entering into the Environment.

“Release Date” has the meaning assigned to such term in Section 7.9 of this Agreement.

“Remedial Action” means all action to (a) clean up, remove, treat or handle in any other way Hazardous Materials in the Environment; (b) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or the Environment; or (c) perform remedial investigations, feasibility studies, corrective actions, closures and post-remedial or post-closure studies, investigations, operations, maintenance and monitoring.

“Retained Business Employees” means the Business Employees that are not Offered Employees.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

“Seller” has the meaning assigned to such term in the preamble of this Agreement.

“Seller Benefit Plan” means each material benefit, retirement, employment, consulting, compensation, incentive, bonus, stock option, restricted stock, stock appreciation right, phantom equity, change in control, severance, vacation, paid time off, welfare and fringe-benefit agreement, plan, policy and program in effect and covering one or more Transferred Employees or the beneficiaries or dependents of any such Persons, and that is maintained, sponsored, contributed to, or required to be contributed to by Seller, or under which Seller has any material liability for premiums or benefits with respect to any Transferred Employee.

“Seller Disclosure Schedules” has the meaning assigned to such term in Article VI.

“Seller Fundamental Representations” has the meaning assigned to such term in Section 7.1 of this Agreement.

“Seller Indemnified Party” has the meaning assigned to such term in Section 7.2 of this Agreement.

“Seller’s 401(k) Plan” means the LSC Savings Plan.

“Straddle Period” means any taxable year or period that begins on or before, but ends after, the Closing Date.

“Supply Agreement” has the meaning assigned to such term in Section 6.4 of this Agreement.

“Tangible Personal Property” has the meaning assigned to such term in Section 4.17(a) of this Agreement.

“Tax” means all taxes imposed of any nature including federal, state, local or foreign net income tax, alternative or add-on minimum tax, profits or excess profits tax, franchise tax, gross income tax, adjusted gross income or gross receipts tax, unemployment or employment related tax (including employee withholding or employer payroll tax, FICA, FUTA or SUTA), real or personal property tax, ad valorem tax, sales or use tax, excise tax, stamp or customs duty tax, withholding or back up withholding tax, value added tax, severance tax, prohibited transaction tax, premium tax, occupation tax, license tax, windfall profits tax, environmental tax, capital stock tax, disability tax, transfer tax, registration tax, estimated tax or other tax of any kind, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, together with any interest or any penalty, addition to tax or additional amount, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the tax liability of any other Person.

“Tax Return” means all returns, reports and forms (including elections, claims for refund, declarations, amendments, schedules, information returns and statements, and schedules and attachments thereto) filed or required to be filed with a Governmental Authority with respect to Taxes.

“Transactions” means the transactions contemplated by this Agreement and each other agreement, document, certificate or instrument delivered pursuant to, or in connection with, this Agreement.

“Transfer Taxes” has the meaning assigned to such term in Section 6.2(a) of this Agreement.

“Transferred Assets” has the meaning assigned to such term in Section 2.1 of this Agreement.

“Transferred Employees” has the meaning assigned to such term in Section 6.1(a) of this Agreement.

“Transferred IP” has the meaning assigned to such term in Section 2.1(d) of this Agreement.

“Transition Services Agreement” has the meaning assigned to such term in Section 6.4 of this Agreement.

“WARN Act” has the meaning assigned to such term in Section 6.1(i) of this Agreement.

“Working Capital” means, as of the Effective Time, Current Assets less Current Liabilities.  An illustration of Working Capital as of August 31, 2017 is set forth on Schedule 1.1 of this Agreement.

“Working Capital Accountants” has the meaning assigned to such term in Section 2.6(b) of this Agreement.

“Working Capital Deficit” means the amount by which the Working Capital is less than the Working Capital Target.

“Working Capital Surplus” means the amount by which the Working Capital is greater than the Working Capital Target.

“Working Capital Target” means $1,369,000.

ARTICLE II
TRANSFER OF ASSETS

2.1Transfer of Assets by Seller.  Upon the terms and subject to the conditions of this Agreement, at the Closing, Buyer shall purchase from Seller and Seller shall sell, transfer, assign, deliver and convey or cause to be sold, transferred, assigned, delivered and conveyed to Buyer, at the Closing, free and clear of all Liens other than Permitted Liens, all of Seller’s right, title and interest in, to and under those assets, properties and rights of Seller primarily used in the Business, other than the Excluded Assets (and, for the avoidance of doubt, those assets that in the ordinary course of business Seller has disposed of between the date of the Financial Statements and the Closing, as reflected by the Financial Statements (collectively, the “Transferred Assets”), including, but not limited to, the following:

(a)all Contracts set forth on Schedule 4.6(a) (the “Acquired Contracts”);

(b)all Current Assets of Seller used in the calculation of Working Capital;

(c)all of the Owned Real Property of the Seller;

(d)all Intellectual Property set forth on Schedule 2.1(d) (the “Transferred IP”);

(e)copies of books, records, files, papers and supporting documents of Seller and its Affiliates relating to the Business, whether in hard copy or computer format;

(f)all physical assets detailed on Schedule 2.1(f);

(g)prepaid expenses detailed on Schedule 2.1(g);

(h)all licenses, permits and other authorizations held or otherwise necessary for the operation of the Business which are transferable; and

(i)any other assets, properties and rights of Seller reasonably necessary to run the Business, as reflected by the Financial Statements, and primarily related to the Business.

2.2Excluded Assets.  The following assets shall be excluded from the Transferred Assets (the “Excluded Assets”): (a) assets listed on Schedule 2.2; (b) all accounts receivable of Seller; (c) assets of any Seller Benefit Plans (except to the extent set forth in Section 6.1) and (d) cash or cash equivalents.

2.3Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, at the Closing, Buyer agrees that it will assume and agree to pay, perform and discharge when due the following (the “Assumed Liabilities”):

(a)all liabilities and obligations arising under or relating to the Acquired Contracts;

(b)all Current Liabilities used in the calculation of Working Capital; and

(c)the accrued expenses of the Business listed on Schedule 2.3(c).

2.4Excluded Liabilities.  With the exception of the Assumed Liabilities, Buyer does not hereby assume, and shall not at any time hereafter become liable for, any of the Liabilities of Seller or its Affiliates (the “Excluded Liabilities”). Without limiting the generality of the foregoing, the Excluded Liabilities shall include, without limitation, (a) all transaction expenses incurred by Seller or its Affiliates, (b) all indebtedness for borrowed money relating to the Business, the Transferred Assets or otherwise and all accounts payable of Seller, (c) all Liabilities primarily related to or arising out of the Excluded Assets, (d) Liabilities under any Contracts (whether or not Acquired Contracts) with respect to any period prior to the Closing Date, (e) Liabilities and obligations for Excluded Taxes, (f) Liabilities or obligations arising from or related to (i) any Seller Benefit Plans (except to the extent expressly set forth in Section 6.1), (ii) the termination of employment with Seller or any of its Affiliates of any employee of the Business prior to the Closing Date or (iii) employment- or workplace-related claims based in whole upon acts or omissions by Seller, its Affiliates or any of their respective agents occurring on or prior to the Closing Date or (g) all Liabilities pursuant to Environmental Law arising out of or relating to any action, event, circumstance or condition related to the Business or the Real Property, in each case occurring or existing on or before the Closing, including:  (A) any Release of any Hazardous Material into the Environment on or before the Closing at, to or from the Real Property or any property formerly owned, leased, used or occupied by the Business (and any additional migration of such Hazardous Material after the Closing); (B) any transportation, disposal or discharge, or the arrangement for such activities, on or before the Closing, of any Hazardous Material originating at the Real Property or any property formerly owned, leased, used or occupied by the Business to or at any location (and any additional transportation, disposal or discharge of such Hazardous Material after the Closing); and (C) any noncompliance with or violation of any applicable Environmental Law or Environmental Permit relating in any way to the Business on or before the Closing (and any continuation of such noncompliance or violation after the Closing);

2.5Purchase Price.

(a)The aggregate purchase price for the Transferred Assets (the “Purchase Price”) and the consideration for the agreements contemplated by this Agreement shall consist of the sum of (A) the Estimated Cash Purchase Price, subject to adjustment pursuant to Section 2.6 (as adjusted, the “Final Cash Purchase Price”) plus (B) the assumption of the Assumed Liabilities.

(b)No later than three Business Days prior to Closing, Seller shall deliver to Buyer:

(i)

an estimated Closing Statement (the “Estimated Closing Statement”) used for purposes of Closing, setting forth Seller’s estimate of the Working Capital as of 11:59 p.m. on the business day before the Closing Date (the “Estimated Closing Working Capital”) and, based on such estimate, the cash purchase price, which equals the sum of (A) $10,000,000 plus (B) the estimated Working Capital Surplus, if any, minus (C) the estimated Working Capital Deficit, if any (the “Estimated Cash Purchase Price”); and

(ii)	access to all records and work papers reasonably necessary to compute and verify the information set forth in the Estimated Closing Statement.

For the avoidance of doubt, the Estimated Closing Statement delivered pursuant to this Section 2.5(b) shall be used for purposes of Closing, regardless of whether or not the Closing Date changes from such date used to prepare the Estimated Closing Statement. Any changes to Working Capital that may occur as a result of the Closing Date changing from such date used to prepare the Estimated Closing Statement shall be handled pursuant to Section 2.6 hereto.

(c)The Purchase Price shall be paid as follows:

(i)At the Closing, Buyer shall pay by wire transfer of immediately available funds to an account designated in writing by Seller the Estimated Cash Purchase Price, less the Deferred Purchase Price.

(ii)Buyer will pay by wire transfer of immediately available funds the Deferred Purchase Price in accordance with the terms of Section 2.8 and Section 7.9 hereof.

2.6Post-Closing Adjustment for Working Capital.

(a)Within forty-five (45) days after the Closing Date, Buyer will prepare and deliver to Seller (i) a proposed final Closing Statement (the “Proposed Final Closing Statement”) as of the Effective Time, setting forth the items included in Working Capital and a computation and determination of the Working Capital, (ii) a computation and determination of the Working Capital Surplus, if any, and the Working Capital Deficit, if any, and (iii) a computation and determination of the appropriate adjustment to the Estimated Cash Purchase Price in accordance with the provisions of this Section 2.6.

(b)If Seller has any objections to the Proposed Final Closing Statement, it will deliver a statement describing its objections to Buyer within 30 days after delivery of the Proposed Final Closing Statement.  If Seller does not deliver such statement within such period, then the Proposed Final Closing Statement shall be the Final Closing Statement.  If Seller does deliver an objection statement within the prescribed period, Buyer and Seller will use commercially reasonable efforts to resolve any such objections themselves.  If the parties do not obtain a final resolution within 15 days after Buyer has received Seller’s statement of objections, Buyer and Seller will select an accounting firm mutually acceptable to them to resolve any remaining objections.  If Buyer and Seller are unable to agree on the choice of an accounting firm, they will each select a regionally-recognized accounting firm, and such selected firms will jointly select a third regionally-recognized accounting firm (collectively, the “Working Capital Accountants”), which shall be jointly instructed by Buyer and Seller to determine the Working Capital and the Final Cash Purchase Price.  The Working Capital Accountants shall deliver to each of Buyer and Seller their determinations within thirty days after receiving the joint instructions from Buyer and Seller, and the determinations of the Working Capital Accountants will be set forth in writing and will be conclusive and binding upon both Buyer and Seller.  The expenses of the Working Capital Accountants shall be borne by the party whose calculation of the disputed amounts was further from the calculation of such amounts as determined by the Working Capital Accountants.  Seller shall give Buyer the Proposed Final Closing Statement, revised to reflect the Working Capital Accountants’ determinations, which shall be the Final Closing Statement.  The “Final Closing Statement” shall mean the Proposed Final Closing Statement, together with any revisions and adjustments thereto pursuant to this Section 2.6(b), including a computation and determination of the Final Cash Purchase Price.

(c)If the Closing Working Capital is greater than the Estimated Closing Working Capital, then Buyer shall pay to Seller the difference by wire transfer of immediately available funds within five days following the date of the determination of the Final Closing Statement.  If the Closing Working Capital is less than the Estimated Closing Working Capital, then Seller shall pay to Buyer the difference by wire transfer of immediately available funds within five days following the date of the determination of the Final Closing Statement.

2.7Transaction Expenses. Subject to Section 6.2, all transaction expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

2.8Deferred Purchase Price.  Buyer will withhold the Deferred Purchase Price at the Closing to be held and distributed by Buyer on the terms and conditions of Section 7.9, provided that the Deferred Purchase Price may be used to secure the payment, performance and indemnification obligations of Seller under ARTICLE VI and ARTICLE VII and the other post-closing covenants of the Seller in this Agreement, the Transition Services Agreement and the Supply Agreement, subject to the limitations set forth in Section 7.6, and to secure the payment and performance obligations of Seller under Section 2.6(c).

2.9Withholding. Notwithstanding anything in this Agreement to the contrary, Buyer shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to the Agreement any amounts required to be deducted and withheld with respect to the making of such payments under any provision of Applicable Law. Buyer shall pay any such withheld amounts to the appropriate Governmental Authority within the time periods required under the Applicable Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to Seller. Provided that Seller provides the certification described in Section 3.2(a)(v), Buyer has no Knowledge as of the date hereof of any required deduction or withholding from amounts otherwise payable to Seller pursuant to this Agreement.  If Buyer intends to withhold from amounts otherwise payable to Seller pursuant to this Agreement, then Buyer shall use commercially reasonable efforts to provide Seller with written notice of its intention to withhold at least three (3) Business Days prior to any such withholding and the parties shall use commercially reasonable efforts to minimize any such withholding.

2.10Purchase Price Allocation.  Buyer and Seller shall exercise commercially reasonable efforts to determine a mutually agreeable allocation of the purchase price for the Transferred Assets (as determined for U.S. federal income tax purposes, including any Assumed Liabilities properly treated as purchase price for U.S. federal income tax purposes) within ninety (90) days after the Closing Date and shall (i) file all Tax Returns (including Internal Revenue Service Forms 8594) and (ii) take all positions in any refund claim, in any litigation or otherwise, in each case, in a manner consistent with such agreed allocation.   In the event that Buyer and Seller are unable to agree on an allocation pursuant to this Section 2.10, each of Buyer and Seller may file its Tax Returns (including Internal Revenue Service Forms 8594) on the basis of its own allocation.  In any event, each of Buyer and Seller agrees to (i) provide the other promptly with any other information required to complete Internal Revenue Service Forms 8594 and (ii) consult, and to cause their respective Affiliates to consult, with one another with respect to any Tax audit, controversy or litigation relating to the allocation.

ARTICLE III

CLOSING

3.1Closing. The closing (the “Closing”) of the Transactions shall be held remotely via the exchange of signatures or in such other manner as the parties may mutually agree on the later of (a) October 2, 2017 and (b) the date two Business Days after all of the conditions to closing set forth in Article VIII have been satisfied or waived (other than those that by their nature are only to be satisfied at the Closing, but subject to their satisfaction at the Closing) (the date on which the Closing occurs, the “Closing Date”).  The Parties expect the Closing to occur on or after October 2, 2017. The Transactions shall be effective at 12:01 a.m. on the Closing Date (the “Effective Time”). Legal title, equitable title and risk of loss with respect to the Transferred Assets shall be upon Seller until the Effective Time and thereafter upon Buyer.

3.2Closing Deliverables.

(a)At the Closing, Seller shall deliver to Buyer the following:

(i)a bill of sale in the form of Exhibit C hereto (the “Bill of Sale”) and duly executed by Seller, the Deed and such other ancillary instruments as may be reasonably requested by Chicago Title Company to record such transfer on the public records;

(ii)executed counterparts of the Assignment and Assumption Agreement, the Intellectual Property Assignment Agreement, the Transition Services Agreement, the Supply Agreement and the Amended and Restated Pearson Agreement;

(iii)a certificate of the Secretary or Assistant Secretary (or equivalent officer) of Seller certifying as to (A) the resolutions of the board of directors of Seller, duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the Transactions, and (B) the names and signatures of the officers of Seller authorized to sign this Agreement and the documents to be delivered hereunder;

(iv)a certificate of the Secretary or Assistant Secretary (or equivalent officer) of Parent certifying as to (A) the resolutions of the board of directors of Parent, duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the Transactions, and (B) the names and signatures of the officers of Parent authorized to sign this Agreement and the documents to be delivered hereunder;

(v)a certificate as to the non-foreign status of Seller meeting the requirements of Section 1.1445-2(b)(2) of the U.S. Treasury regulations promulgated under the Code;

(vi)with respect to the Owned Real Property, the owner’s affidavit in the form attached hereto as Exhibit D;

(vii)a certificate of good standing of Seller certified by the Secretary of State of the State of Indiana, issued not more than five (5) Business Days prior to the Closing Date;

(viii)a certificate of good standing of Parent certified by the Secretary of State of the State of Delaware, issued not more than five (5) Business Days prior to the Closing Date;

(ix)executed copies of all Consents set forth on Schedule 4.3(b); and

(x)such other instruments of sale, transfer, conveyance and assignment as Buyer may reasonably request.

(b)At the Closing, Buyer shall deliver to Seller the following:

(i)the Purchase Price, less the Deferred Purchase Price;

(ii)the Bill of Sale duly executed by Buyer;

(iii)executed counterparts of the Assignment and Assumption Agreement, the Intellectual Property Assignment Agreement, the Transition Services Agreement, the Supply Agreement and the Amended and Restated Pearson Agreement;

(iv)certificates of the Secretary or Assistant Secretary (or equivalent officer) of the Buyer certifying as to (A) the resolutions of the board of directors of Buyer, duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the Transactions, and (B) the names and signatures of the officers of Buyer authorized to sign this Agreement and the documents to be delivered hereunder;

(v)a certificate of good standing of Buyer certified by the Secretary of State for the State of Delaware, issued not more than five (5) Business Days prior to the Closing Date; and

(vi)such other instruments of sale, transfer, conveyance and assignment as Seller may reasonably request.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES RELATING TO SELLER AND PARENT

Except as set forth in the correspondingly numbered Section or Schedule of the disclosure schedules delivered by Seller to Buyer as of the date hereof (the “Seller Disclosure Schedules”), as an inducement to Buyer to enter into this Agreement and to consummate the Transactions, Seller represents and warrants to Buyer, and with respect to the representations relating to Parent, Parent represents and warrants to Buyer, as of the date hereof and as of the Closing as follows:

4.1Organization and Existence.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller and Parent are duly licensed or qualified to do business and are in good standing in each jurisdiction in which the ownership of the Transferred Assets or the operation of the Business as currently conducted makes such licensing or qualification necessary except as would not, individually or in the aggregate, have a material adverse effect on the Business.

4.2Authorization.  The execution, delivery and performance by Seller and Parent of this Agreement, and the consummation by Seller and Parent of the Transactions are within Seller’s and Parent’s corporate powers and have been duly authorized by all necessary corporate action on the part of Seller and Parent, and no other action on the part of Seller or Parent is necessary to authorize such execution, delivery or performance.  This Agreement and the documents to be delivered hereunder have been duly and validly executed and delivered by

Seller and Parent and, assuming due authorization, execution and delivery by Buyer, constitute the legal, valid and binding obligations of Seller and Parent, enforceable against Seller and Parent in accordance with their respective terms.

4.3No Conflicts; Consents.

(a)The execution, delivery and performance by Seller and Parent of this Agreement, does not and will not (i) contravene or conflict with the organizational documents of Seller or Parent, (ii) contravene or conflict with or constitute a violation of any provision of any Applicable Law binding upon or applicable to Seller or Parent, any of their Affiliates, the Business or any of the Transferred Assets, (iii) constitute a default (or an event which with notice or lapse of time or both would become a default) under or give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which Seller or Parent or any of their Affiliates are entitled, or Buyer is after the Closing to become entitled, under, any material note, bond, mortgage or indenture, Contract, Permit, agreement lease, sublease, franchise, preferential right or similar authorization relating to the Business or included in any of the Transferred Assets or by which any of the Transferred Assets may be bound, (iv) result in the creation of any Lien, other than Permitted Liens, on any of the Transferred Assets or (v) result in the Buyer incurring any penalty or other adverse consequence, including any increase in rentals, royalties, or license or other fees imposed as a result of, or arising from, the consummation of the transactions contemplated by this Agreement, other than penalties or other adverse consequences resulting from characteristics of Buyer.

(b)Except as set forth on Schedule 4.3(b), the execution, delivery and performance by Seller and Parent of this Agreement, including the transfer of the Transferred Assets (including each of the Acquired Contracts) to Buyer, require no action by, or Consent of, any Governmental Authority or other Person.

4.4Sufficiency of and Title to the Transferred Assets.

(a)Seller has good and valid title to, or a valid leasehold interest in, the Transferred Assets, free and clear of Liens except for Permitted Liens.  As a result of the Closing, immediately following the consummation of the transactions contemplated by this Agreement, the Buyer will own, with good, valid and marketable title, or lease, under valid and subsisting leases, or otherwise acquire the interests of the Seller in the Transferred Assets, free and clear of any Liens, other than Permitted Liens and Liens created by Buyer and provided that this representation and warranty does not cover any adverse consequences resulting from characteristics of Buyer. Seller has the complete and unrestricted power and unqualified right to sell, assign, transfer convey and deliver the Transferred Assets to the Buyer, except as would not be material to the Business or Buyer.

(b)The Transferred Assets, together with the Excluded Assets and the services provided under the Transitions Services Agreement, constitute substantially all of the assets necessary for the conduct of the Business as conducted by Seller and are sufficient for the continued conduct of the Business, as reflected by the Financial Statements, after the Closing in substantially the same manner as conducted prior to the Closing. At all times since the Estimated Closing Statement Date, Seller has caused the Transferred Assets to be maintained in accordance with its customary business practice, and all the Transferred Assets are in adequate operating condition and repair and are suitable for the purposes for which they are used and intended to be used.

4.5Litigation.  Except as set forth on Schedule 4.5, there are no actions, suits, hearings, arbitrations, proceedings (public or private) or governmental investigations that have been brought by any Governmental Authority or any other Person (each, a “Proceeding”) pending or, to the Knowledge of Seller, threatened against Seller or Parent (A) in respect of or affecting the Business or any of the Transferred Assets or (B) which seek to enjoin or rescind the Transactions or otherwise prevent Seller or Parent from complying with the terms and provisions of this Agreement. To the Knowledge of Seller or Parent, there are no existing orders, judgments or decrees of any Governmental Authority, consent decrees, settlement agreements and the like affecting any of the Transferred Assets, the Business or the legality, validity or enforceability of this Agreement or the consummation of the Transactions.

4.6Contracts.

(a)Schedule 4.6(a) sets forth all Contracts to which Seller or its Affiliates are a party or by which Seller or its Affiliates are bound and that are used primarily in the Business or the Transferred Assets. Seller has made available to Buyer true and complete copies of all Acquired Contracts.

(b)Each Acquired Contract is in full force and effect and is a legal, valid and binding obligation of Seller (or its Affiliates) and, to the Knowledge of Seller, each other party thereto, enforceable against Seller (or its Affiliates) and, to the Knowledge of Seller, each such other party thereto in accordance with its terms, and neither Seller (or its Affiliates) nor, to the Knowledge of Seller, any other party thereto is in default or has failed to perform any obligation thereunder and there is no event or condition that exists or has occurred that with the giving of notice or lapse of time or both would constitute a default or event of default or accelerate the maturity of or cause a termination of, any Acquired Contract.

4.7Real Property.

(a)Schedule 4.7(a) sets forth (i) the street address of each parcel of Owned Real Property and (ii) the current owner of each parcel of Owned Real Property.

(b)Except as described in Schedule 4.7(b), there is no material violation of any Applicable Law relating to any of the Owned Real Property.  The Seller has made available to the Buyer, to the extent in Seller’s possession and control, true, legible and complete copies of each deed for each parcel of Owned Real Property and, to the extent in the possession of Seller, and all the title insurance policies, title reports, surveys, certificates of occupancy, environmental reports and audits, appraisals, permits, other Liens, title documents and other documents relating to or otherwise affecting the Owned Real Property, the operations of the Seller (as they relate to the Business) thereon or any other uses thereof.  The Seller is in peaceful and undisturbed possession of each parcel of Owned Real Property, and there are no contractual or legal restrictions that preclude or restrict the ability to use the Real Property for the purposes for which it is currently being used.  There are no material latent defects or material adverse physical conditions affecting the Real Property or any of the facilities, buildings, structures, erections, improvements, fixtures, fixed assets and personalty of a permanent nature annexed, affixed or attached to, located on or forming part of the Owned Real Property. The Seller has not leased any parcel or any portion of any parcel of Real Property to any other Person and no other Person has any rights to the use, occupancy or enjoyment thereof pursuant to any lease, license, occupancy or other agreement, nor has the Seller assigned its interest under any lease listed in Schedule 4.7(b) to any third party.

(c)There are no condemnation proceedings or eminent domain proceedings of any kind pending or, to the best knowledge of the Seller after due inquiry, threatened against the Real Property.

(d)All of the Real Property is occupied under a valid and current certificate of occupancy or other permit, and the Transactions contemplated by this Agreement will not require the issuance of any new or amended certificate of occupancy. To the Knowledge of Seller, all improvements on the Real Property constructed by or on behalf of Seller, or, to the Knowledge of Seller after inquiry, constructed by or on behalf of any other person, were constructed in compliance with all Applicable Laws affecting such Real Property. All improvements on any Real Property are wholly within the lot limits of such Real Property and do not encroach on any adjoining premises or Lien benefiting such Real Property, and there are no encroachments on any Real Property or any easement or property right or benefit appurtenant thereto by any improvements located on any adjoining premises.

(e)Seller has not received any written notice of existing, pending or threatened (i) condemnation proceedings affecting the Real Property, or (ii) zoning, building code or other moratorium proceedings, or similar matters which would reasonably be expected to materially and adversely affect the ability to operate the Real Property as currently operated. Neither the whole nor any material portion of any Real Property has been damaged or destroyed by fire or other casualty.

4.8Compliance with Laws; Permits.

(a) The operation of the Business has been during the last three years, and is being, conducted in compliance with all Applicable Laws in all material respects.

(b)Seller or its Affiliates have obtained all approvals, designations, qualifications, classifications, authorizations, certificates, consents, licenses, orders and permits or other similar authorizations of all Governmental Authorities that are necessary for the operation of the Transferred Assets or Business in the manner as currently operated (the “Permits”), and all such Permits are presently in full force and effect.

(c)None of the representations and warranties in this Section 4.8 shall be deemed to relate to Tax matters, which are governed by Section 4.10, employment matters, which are governed by Section 4.11 or environmental matters, which are governed by Section 4.19.

4.9Intellectual Property.

(a)Except as set forth on Schedule 4.9(a), the Transferred IP encompasses all proprietary rights necessary for the conduct of the Business as presently conducted by Seller.  Seller owns and possesses sole, exclusive, valid and unencumbered title to, or has a license (sufficient for the conduct of the Business) to, each item of Transferred IP free and clear of any Liens other than Permitted Liens.  Upon the Closing, Buyer will own and possess sole, exclusive, valid and unencumbered title to, or have a license (sufficient for the conduct of the Business) to, each item of Transferred IP free and clear of any Liens other than Permitted Liens, provided that this representation and warranty does not speak to any adverse consequences resulting from the characteristics of Buyer. The Transferred IP has not been adjudged invalid or unenforceable in whole or in part, and is valid and enforceable.  The conduct of the Business as currently conducted does not, to Seller’s Knowledge, infringe or misappropriate the Intellectual Property of any Person and no Proceeding alleging any such infringement or misappropriation is pending, and no claim has been threatened or asserted against Seller alleging any of the foregoing. To the Knowledge of Seller, no Person is engaging in any activity that infringes the Transferred IP.

(b)All employees of Seller who have created any Transferred IP are under written obligation to Seller to assign to Seller all inventions made by them within the scope of their employment during such employment and for a reasonable period thereafter.

4.10Taxes.  All Taxes due and payable by the Seller (whether or not shown on a Tax Return as due) have been paid.  Seller has timely filed material federal, state, county, local and foreign Tax Returns which Seller is required to have filed, and such returns are complete and correct in all material respects.  All Taxes required to be withheld, collected or deposited by the Seller have been properly and timely withheld, collected or deposited.  Any Tax deficiencies proposed as a result of any governmental audits have been paid or settled.  There are no present disputes as to Taxes payable by Seller.  There are no unexpired waivers by Seller of any statute of limitations with respect to any Taxes of Seller.  There are no Liens for Taxes on any of the Transferred Assets except for Liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures.

4.11Employment Matters.

(a)Schedule 4.11 lists all Business Employees, together with their title/position, primary workplace location, date of commencement of employment with Seller, and current annual rate of base salary or hourly rate of pay (as applicable). Schedule 4.11 also notes Business Employees currently on disability or other leaves of absence (including the date such disability or leave commenced and the expected date of return to active employment, if it has been provided to Seller). Except as set forth on Schedule 4.11, there are no written employment contracts or severance agreements with any Business Employee.

(b)To Seller’s Knowledge, Seller’s 401(k) Plan and related trust is now and always has been operated in all material respects in accordance with all Applicable Laws (including ERISA and the Code).  No Proceeding is pending or, to the Knowledge of Seller, threatened with respect to Seller’s 401(k) Plan (other than claims for benefits in the ordinary course) and, to the Knowledge of Seller, no fact or event exists that could give rise to any such Proceeding.

(c)Seller’s 401(k) Plan is qualified under Section 401(a) of the Code in all material respects and, to the Knowledge of the Seller, nothing has occurred that could reasonably be expected to negatively affect such qualified status.

(d)The Transactions contemplated by this Agreement, individually or in the aggregate, will not result in payment of any excise tax arising under Section 4999 of the Code.

(e)Neither the Seller nor any of its ERISA Affiliates has incurred any liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit guaranty corporation arising in the ordinary course) for which Buyer could have any liability after the Closing Date.

(f)Seller is not a party to or bound by any collective bargaining agreement with a labor organization representing any of the Employees.  There has not been, nor, to Seller’s Knowledge, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting Seller or any employees of the Business.

(g)Seller is in compliance in all material respects with all Applicable Laws pertaining to employment and employment practices to the extent they relate to employees of the Business, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority.  To Seller’s Knowledge, there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any Persons currently or formerly employed by Seller in connection with the Business. Seller is not a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees of the Business or employment practices.  To Seller’s Knowledge, there is no Proceeding with respect to a violation of any occupational safety or health standard that has been asserted or is now pending or, to the Knowledge of Seller, threatened with respect to Seller and related to the Business.

4.12[Intentionally Omitted].

4.13No Brokers.   No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions or any document to be delivered hereunder based upon arrangements made by or on behalf of Seller or Parent.

4.14Financial Information.

(a)True and complete copies of (i) the unaudited balance sheet of the Business for each of the two fiscal years ended as of December 31, 2016 and 2015, and the related unaudited statements of income of the Business, together with all related notes and schedules thereto (collectively referred to herein as the “Financial Statements”) and (ii) the unaudited balance sheet of Seller as of August 2017, and the related unaudited statements of income of Seller as of August 2017, together with all related notes and schedules thereto (collectively referred to herein as the “Interim Financial Statements”) have been delivered by Seller to Buyer.  The Financial Statements and the Interim Financial Statement (A) were prepared in accordance with the books of account and other financial records of Seller, (B) present fairly the financial condition and results of operations of the Business as of the dates thereof or for the periods covered thereby and (C) include all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation of the financial condition and results of operation of the Business as of the dates thereof or for the periods covered thereby.

(b)The books of account and other financial records of the Business (i) are in all material respects complete and correct, and do not contain or reflect any material inaccuracies or discrepancies and (ii) have been maintained in accordance with good business and accounting practices.

4.15Customers.Schedule 4.15 lists the names and addresses of the ten most significant customers by revenue of the Business for the twelve month period from September 1, 2016 to August 31, 2017 (each, a “Material Customer”) and the amount for which each Material Customer was invoiced during such period. Seller has not received any notice and, to the Knowledge of Seller, will not receive any notice that a Material Customer of the Business has ceased, or will cease, to use the products, equipment, goods or services of the Business, or has substantially reduced, or will materially reduce the use of such products, equipment, goods or services.

4.16Suppliers.  Schedule 4.16 lists the names and addresses of each of the 20 most significant suppliers of supplies, services and other goods for the Business for the period from November 1, 2016 to August 31, 2017 (each, a “Material Supplier”) and the amount for which each Material Supplier invoiced Seller during such period. Seller has not received any written notice that any Material Supplier will not sell supplies, services, and other goods to Buyer on terms and conditions substantially similar to those used in such Material Supplier’s current sales to the Business.

4.17Tangible Personal Property.

(a)Schedule 4.17(a) lists each item or distinct group of machinery, equipment, tools, supplies, furniture, fixtures, vehicles, rolling stock and other tangible personal property (the “Tangible Personal Property”) used in the Business with a current value in excess of $5,000.00.

(b)Schedule 4.17(b) sets forth a true and complete list of all leases for Tangible Personal Property and any and all material ancillary documents pertaining thereto (including all amendments, consents and evidence of commencement dates and expiration dates).

(c)The Seller has the full right to exercise any renewal options contained in the leases pertaining to the Tangible Personal Property on the terms and conditions contained therein and upon due exercise would be entitled to enjoy the use of each item of leased Tangible Personal Property for the full term of such renewal options.

4.18Insurance. The Transferred Assets are covered by valid and currently effective insurance policies or binders of insurance (including general liability insurance, property insurance and workers’ compensation insurance) issued in favor of Parent with responsible insurance companies, in such types and amounts and covering such risks as are consistent with customary practices and standards of companies engaged in businesses and operations similar to those of Seller.

4.19Environmental.

(a)Except as set forth in Schedule 4.19, except as is not material to the Business or the Transferred Assets:

(i)	Seller (solely as it relates to the Business) is in compliance with all applicable Environmental Laws and all Environmental Permits held by Seller.
(ii)

There has been no Release of any Hazardous Material on any of the Real Property or, during the period of Seller’s ownership, lease, use or occupancy thereof, on any property formerly owned, leased, used or occupied by Seller.

(iii)

There are no underground or aboveground storage tanks or any surface impoundments, septic tanks, pits, sumps or lagoons in which Hazardous Materials are being or have been treated, stored or disposed of on any of the Real Property or, during the period of the Seller’s ownership, lease, use or occupancy thereof, on any property formerly owned, leased, used or occupied by the Seller.

(iv)

The Seller is not conducting, nor has it undertaken or completed, any Remedial Action relating to any Release or threatened Release of any Hazardous Material at the Real Property or at any other site, location or operation relating to the Business, either voluntarily or pursuant to the order of any Governmental Authority or the requirements of any Environmental Law or Environmental Permit.

(v)	There is no asbestos or asbestos-containing material on any of the Real Property.

(vi)

None of the Real Property is listed or proposed for listing, or adjoins any other property that is listed or proposed for listing, on the National Priorities List or CERCLIS or on any analogous federal, state or local list.

(vii)

There are no Environmental Claims pending or threatened against Seller (relating to the Business), and there are no circumstances that can reasonably be expected to form the basis of any such Environmental Claim, including with respect to any off-site disposal location currently or formerly used by the Seller or any of its predecessors or with respect to previously owned or operated facilities.

(viii)

The Business can maintain present production levels in compliance with applicable Environmental Laws without a material increase in capital or operating expenditures and without modifying any Environmental Permits or obtaining any additional Environmental Permits.

(ix)

There are no wetlands or any areas subject to any legal requirement or restriction in any way related to wetlands (including requirements or restrictions related to buffer or transition areas or open waters) at or affecting the Real Property.

(x)	The Seller has no actual or alleged liability, whether fixed or continent, relating to the Business under any Environmental Law.

(b)The Seller has provided the Purchaser with copies of (i) any environmental assessment or audit reports or other similar studies or analyses relating to the Business or the Real Property, and (ii) all insurance policies issued at any time that may provide coverage to the Business for environmental matters.

(c)Neither the execution of this Agreement nor the consummation of the Transactions will require any Remedial Action or notice to or consent of any Governmental Authority or third parties pursuant to any applicable Environmental Law or Environmental Permit.

4.20Conduct in the Ordinary Course.  Since the Estimated Closing Statement Date, the Business has been conducted in the ordinary course and consistent with past practice.

4.21Certain Business Practices. Neither the Seller nor, to the Knowledge of Seller, any of its directors, officers, agents, representatives or employees (in their capacity as directors, officers, agents, representatives or employees) has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity in respect of the Business; (b) directly or indirectly, paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent, or other party acting on behalf of or under the auspices of a governmental official or Governmental Authority, in the United States or any other country, which is in any manner illegal under any Applicable

Law of the United States or any other country having jurisdiction; or (c) made any payment to any customer or supplier of the Seller or any officer, director, partner, employee or agent of any such customer or supplier for an unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent, in respect of the Business.

4.22Acquired Assets; Solvency.  Immediately after giving effect to the consummation of the Transactions, Seller will be able to pay its debts as they come due and Seller will not have unreasonably small assets with which to conduct its present or proposed business. The cash and other assets available to Seller, after taking into account all other anticipated uses of the cash, will be sufficient to pay all debts of Seller promptly and in accordance with their terms. Seller has not, at any time, made a general assignment for the benefit of creditors, or filed, or had filed against it, any bankruptcy petition or similar Proceeding. As used in this Section 4.22, “debts” includes any legal Liability, whether mature or unmatured, liquidated or unliquidated, absolute, fixed or contingent, disputed or undisputed or secured or unsecured that is reasonably likely to occur or accrue..

4.23“As Is, Where Is”. The conveyance of all Transferred Assets purchased by Buyer under this Agreement and under any conveyance document executed in connection herewith shall be made in “as is” and “where is” condition, and without any representations or warranties whatsoever with respect to merchantability, fitness for a specific purpose, environmental condition, enforceability, collectability, documentation or freedom from Liens (in whole or in part), condition of property or any other matter, and Buyer shall not be entitled to rely on any representation or warranty whatsoever, except as expressly set forth in ARTICLE IV of this Agreement.

4.24[Reserved].

4.25No Other Representations.  The representations and warranties of Seller and Parent contained in this Agreement are the only representations and warranties made by Seller and Parent in connection with the Transactions and supersede any and all previous written or oral statements made by Seller or Parent.  There are no representations, warranties, covenants, understandings or agreements of Seller or Parent regarding Seller, Parent, the Business or the Transferred Assets other than those set forth in this Agreement.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to Seller to enter into this Agreement and to consummate the Transactions, Buyer hereby represents and warrants to Seller as of the date hereof and as of the Closing as follows:

5.1Organization and Existence.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

5.2Authorization.  The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the Transactions are within Buyer’s corporate powers and have been duly authorized by all necessary corporate action on the part of Buyer, and no other action on the part of Buyer is necessary to authorize such execution, delivery or performance.  This Agreement and the documents to be delivered hereunder have been duly and validly executed and delivered by Buyer and, assuming due authorization, execution and delivery by Seller, constitute the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms.

5.3No Conflict; Consent.

(a)The execution, delivery and performance by Buyer of this Agreement does not (i) contravene or conflict with the organizational documents of Buyer, or (ii) contravene or conflict with or constitute a violation of any provision of any Applicable Law binding upon or applicable to Buyer.

(b)The execution, delivery and performance by Buyer of this Agreement requires no Consent of any Governmental Authority or other Person.

5.4Litigation.  There is no Proceeding pending against, or to the Knowledge of Buyer, threatened against or affecting Buyer before any Governmental Authority that in any manner challenges or seeks to prevent or enjoin the Transactions.

5.5Independent Investigation.  Buyer has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations and financial condition of Seller and the Business and the Transferred Assets and acknowledges that it has been provided adequate access to personnel, properties, premises and records of Seller for such purpose.  In entering into this Agreement, Buyer has relied upon, among other things, its due diligence investigation and analysis of Seller and the Business and the Transferred Assets.

5.6No Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions or any document to be delivered hereunder based upon arrangements made by or on behalf of Buyer.

ARTICLE VI
COVENANTS AND OTHER AGREEMENTS

6.1Transferred Employees.

(a)On or before the Closing Date, Buyer shall extend an offer of employment, which may be conditioned upon the execution of Buyer’s standard written employment terms, to each Business Employee listed on Schedule 6.1(a), with such employees receiving offers being the “Offered Employees” and such employees who accept the offer of employment extended by Buyer or any of its Affiliates being the “Transferred Employees”. The offer of employment extended by Buyer to an Offered Employee shall be effective upon the Closing Date and shall include base salaries or hourly wage levels and cash incentive compensation opportunities (as a percentage of base salary, but excluding any long-term incentive awards, equity or equity-based compensation) that are in the aggregate substantially comparable to those provided by Seller immediately prior to the date hereof.  For the period beginning on the Closing Date and ending six (6) months following the Closing Date, in the event that Buyer terminates any Transferred Employee other than for cause, the Buyer shall provide such Transferred Employee a severance benefit in the form of one (1) week of salary continuation per full year of employment, measured from the first date of employment by Seller to the date of termination by Buyer and excluding any period in which such Transferred Employee was not employed by either the Seller or Buyer, subject to a minimum of two (2) weeks and a maximum of twenty-six (26) weeks of salary continuation.

(b) Except as otherwise required by the terms of any such plan or applicable law, as of the Closing Date all Transferred Employees shall cease participation in and accruing benefits under any benefit plans sponsored or maintained by Seller.

(c)Commencing on the Closing Date, Transferred Employees shall be eligible for those employee benefits in effect for similarly situated existing employees of Buyer.

(d)Effective as of the Closing Date, the accrued, unused vacation of the Transferred Employees shall be transferred to and assumed by Buyer, and Buyer shall recognize and provide all such unused vacation pay.  Buyer shall credit Transferred Employees for their length of service with the Seller for purposes of determining vacation eligibility in accordance with Buyer’s vacation policy for similarly situated existing employees of Buyer.

(e)On and after the Closing Date, Buyer shall have the liability and obligation for, and neither Seller nor any of its Affiliates shall have any liability or obligation for, short‑term disability, sick pay or salary continuation benefits for Transferred Employees.

(f)To the extent Buyer sponsors and maintains an employee benefit plan intended to satisfy the requirements of Section 401(k) of the Code for Buyer’s existing employees (a “Buyer 401(k) Plan”), Buyer shall cause such Buyer 401(k) Plan to accept a “direct rollover” to the Buyer 401(k) Plan of the account balances of any Transferred Employees under Seller’s 401(k) Plan, including outstanding plan loan notes, if such rollover is elected by such Transferred Employees and permitted by the Seller’s 401(k) Plan in accordance with Applicable Law and the terms of the Buyer 401(k) Plan.

(g)Seller shall comply with any applicable provisions of the Worker Adjustment and Retraining Notification Act, as amended, 29 U.S.C. Section 2101, et seq. (the “WARN Act”), and any other legal requirements regarding plant closings or layoffs (or similar triggering event) as they relate to the Transactions, provided that Buyer does not cause “employment losses” (as defined in the WARN Act) during the period commencing on the Closing Date and ending ninety (90) days after the end of the Employee Services Period sufficient to trigger an obligation on the part of Seller or Buyer to issue notices under the WARN Act or other Applicable Law. Buyer shall not cause “employment losses” (as defined in the WARN Act) during the period commencing on the Closing Date and ending ninety (90) days after the end of the Employee Services Period sufficient to trigger an obligation on the part of Seller or Buyer to issue notices under the WARN Act or other Applicable Law. Seller shall be obligated to pay, and shall pay, all severance or other amounts to any employee of the Business triggered by the transactions contemplated by this Agreement as a result of a termination of employment on or before the Closing Date.  Buyer shall have sole Liability under the WARN Act and any other Applicable Law for any “mass layoff” or “plant closing” (as defined in the WARN Act or other Applicable Law) triggered by Buyer’s conduct on or after the Closing Date, regardless of whether the employment losses encompassed by such event occurred prior to, on, or after the Closing Date.  Notwithstanding anything herein or in the Transition Services Agreement to the contrary, Buyer shall, within 30 days of receipt from Seller of an invoice detailing the total severance benefits in the form of salary continuation (or in the form of a lump-sum payment in lieu of salary continuation) paid or payable by Seller under Seller’s Separation Pay Plan to Retained Business Employees relating to a termination of employment with Seller at Closing or at December 31, 2017 (such total severance benefits paid, the “Severance Obligations”), reimburse Seller for an amount equal to the Severance Obligations multiplied by a fraction, the numerator of which is the number of Retained Business Employees minus thirty (30), and the denominator of which is the number of Retained Business Employees.

(h) Seller shall be solely responsible for COBRA Coverage for Seller employees (and their qualified beneficiaries) who do not become Transferred Employees and to Transferred Employees (and their covered dependents) with respect to all qualifying events under COBRA and any state Applicable Law which occur before the Closing Date.  Buyer shall be solely responsible for offering and providing any COBRA Coverage required with respect to any Transferred Employee (or other qualified beneficiary) who becomes covered by a group health plan sponsored or contributed to by Buyer or any of its Affiliates (each a “Buyer Group Health Plan”) and who experiences a qualifying event on or following the Closing Date while covered under a Buyer Group Health Plan.  For purposes hereof, “qualified beneficiary,” “group health plan” and “qualifying event” shall have the meanings ascribed thereto in Section 4980B of the Code and the related regulations.  For purposes of this subsection “COBRA Coverage” means continuation coverage required under Section 4980B of the Code and Part 6 of Title I of ERISA and any state Applicable Law.

(i)On or before the Closing Date, Seller shall give notice of termination to all Offered Employees coincident with or following the offer of employment by Buyer to such Offered Employees.

(j)For purposes of payroll Taxes with respect to all Transferred Employees, Buyer and Seller shall treat the Transactions as a transaction described in Treasury Regulation Sections 31.3121(a)(1)-1(b)(2) and 31.3306(b)(1)-1(b)(2).

(k)Notwithstanding any other provision of this Agreement to the contrary, Seller and Buyer each hereby acknowledge and agree that all provisions contained in this Section 6.1 are included for the sole benefit of the parties, and that nothing in this Agreement, whether express or implied, (i) shall be treated as an amendment or other modification of any Benefit Plan, Employee Benefit Plan, agreement or other arrangement of Buyer or Seller, (ii) shall limit the right of Buyer to amend, terminate or otherwise modify any of their respective Employee Benefit Plans, agreements or other arrangements following the Closing Date, or (iii) shall create any third party beneficiary or other right (A) in any other Person, including, without limitation, any current or former director, officer, employee or independent contractor of Seller or any participant in any of Buyer’s Employee Benefit Plans, agreements or other arrangements (or any dependent or beneficiary thereof) or (B) to continued employment with Buyer or its Affiliates.

6.2Taxes.

(a)Any and all sales, transfer, documentary, use, stamp, registration and other such Taxes and fees (including any penalties, interest, additions to tax and costs and expenses relating to such Taxes and fees) incurred as a result of the Transactions contemplated by this Agreement (“Transfer Taxes”) shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Buyer.  Each of Buyer and Seller shall (i) cooperate with one another in the preparation of any necessary Tax Returns and other related documentation with respect to such Transfer Taxes (including any exemption certificates and forms as each may request to establish an exemption from (or otherwise reduce) or make a report with respect to Transfer Taxes) and (ii) shall pay the other Person its share of any Transfer Taxes required to be remitted by the other no fewer than five (5) days before the payment of such Taxes is due to the applicable Governmental Authority.

(b)Following the Closing, Buyer and Seller shall (i) provide to one another such assistance as may reasonably be requested in connection with the preparation of any Tax Return relating to the Business or the Transferred Assets and the conduct of any audit or other examination by any taxing authority or in connection with judicial or administrative proceedings relating to any Liability for Taxes relating to the Business or the Transferred Assets that relates to a taxable period ending on or before the Closing Date or a Straddle Period, (ii) retain for a period of at least three (3) years all records or other information that may be relevant to the preparation of any Tax Returns relating to the Business or the Transferred Assets, or the conduct of any audit or examination, or other Tax proceeding relating to the Business or the Transferred Assets that relates to a taxable period ending on or before the Closing Date or a Straddle Period, and (iii) retain for a period of at least three (3) years all relevant documents, including prior years’ Tax Returns relating to the Business or the Transferred Assets, supporting work schedules and other records or information that may be relevant to such Tax Returns and shall not destroy or otherwise dispose of within such three year period any such records without the prior written consent of the other party. Any information obtained under this Section 6.2(b) shall be kept confidential in accordance with Section 6.6, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

(c)In the case of any Straddle Period, the Taxes for such Straddle Period attributable to the portion of the Straddle Period ending on the Closing Date shall be determined as follows:  (i) in the case of Taxes other than those described in clause (ii), the portion of such Taxes attributable to the period ending on the Closing Date shall be determined on a “closing of the books” basis, and (ii) in the case of all real property Taxes, personal property Taxes or similar ad valorem Taxes levied with respect to the Transferred Assets for any Straddle Period, whether imposed or assessed before or after the date of the Closing, the portion of such Taxes attributable to the period ending on the Closing Date shall be determined on a per diem basis based upon the number of days in the portion of such Straddle Period beginning before, and ending on, the date of the Closing.  If the Closing shall occur before the tax rate for the taxable period that includes the Closing is fixed, the apportionment such Taxes shall be based upon the Tax rate for the immediately preceding fiscal period applied to the latest assessed valuation, and promptly after the new Tax rate is fixed for the taxable period that includes the date of the Closing, the apportionment of such Taxes shall be recomputed. If any Taxes subject to proration are paid by Buyer, on the one hand, or Seller, on the other hand, the proportionate amount of such Taxes paid (or in the event a refund of any portion of such Taxes previously paid is received, such refund) shall be paid by (or to) the other Person no fewer than five (5) days before the payment of such Taxes is due to the applicable Governmental Authority (or promptly following the receipt of any such refund).

6.3Public Announcements.  Buyer and Seller shall consult with each other before issuing, and shall provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, including the identity of the parties and the consideration paid hereunder, and shall not issue any such press release or make any such public statement prior to such consultation and without receiving the other parties’ consent, except as may be required by Applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange.  For the avoidance of doubt, in no event shall Seller be required to provide Buyer with an opportunity to review any disclosure to be included in any filings to be made under the reporting requirements of United States or other securities laws.

6.4Supply Agreement and Transition Services Agreement.  At the Closing, Parent or its Affiliates and Buyer shall enter into the supply agreement in the form attached hereto as Exhibit E (the “Supply Agreement”), a transition services agreement in the form attached hereto as Exhibit F (the “Transition Services Agreement”) and the amended and restated Pearson Book Component Print Services Agreement (the “Amended and Restated Pearson Agreement”) in the form attached hereto as Exhibit G. The entry into the Supply Agreement, the Transition Services Agreement and the Amended and Restated Pearson Agreement by Seller and Buyer are material terms of the purchase and sale under this Agreement; Buyer and Seller would not contemplate the consummation of the Transactions absent the entry into the Supply Agreement, the Transition Services Agreement and the Amended and Restated Pearson Agreement.

6.5[Intentionally Omitted].

6.6Confidentiality.  Seller agrees to, and shall cause its agents, representatives, Affiliates, employees, officers and directors (collectively, the “Seller Representatives”) to: (a) treat and hold as confidential (and not disclose or provide access to any Person to) all confidential information relating to trade secrets, processes, patent applications, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of client and consultant contracts, operations methods, product development techniques, business acquisition plans, new personnel acquisition plans and all other confidential or proprietary information with respect to the Business (collectively, the “Confidential Information”), (b) in the event that Seller or any Seller Representative becomes legally compelled to disclose any such Confidential Information, to the extent not prohibited from doing so, provide Buyer with prompt written notice of such requirement so that Buyer may seek a protective order or other remedy (each, at the expense of Buyer) or waive compliance with this Section 6.6, (c) in the event that such protective order or other remedy is not obtained, or Buyer waives compliance with this Section 6.6, furnish only that portion of such Confidential Information which is legally required to be provided and exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Confidential Information and (d) promptly furnish (prior to, at, or as soon as practicable following the Closing) to the Buyer any and all copies (in whatever form or medium) all of such Confidential

Information then in the possession of the Seller or any Seller Representatives and, except as otherwise required by Section 6.2(b), destroy any and all additional copies then in the possession of the Seller or any Seller Representatives of such information and of any analyses, compilations, studies or other documents prepared, in whole or in part, on the basis thereof; provided, however, that this sentence shall not apply to any Confidential Information that, at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement by Seller or Seller Representatives or was independently developed by Seller without reliance on such Confidential Information.  The foregoing obligations shall terminate on the 18 month anniversary of the Closing.

6.7Regulatory and Other Authorizations; Notices and Consents.

(a)Seller and Buyer shall each use its commercially reasonable efforts to obtain all Consents of all Governmental Authorities and officials that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and will cooperate fully with the other party in promptly seeking to obtain all such Consents, provided that no party shall be required to make any concessions in order to obtain any such Consent.

(b)Seller shall give promptly such notices to third parties and use its commercially reasonable efforts to obtain such third party Consents and estoppel certificates as set forth on Schedule 6.7.

(c)If any such Consent necessary or desirable to preserve for the Business any right or benefits under any lease, license, contract, commitment or other agreement or arrangement to which the Seller is a party is not obtained, or if an attempted assignment of a Contract by Seller would be ineffective or would adversely affect the rights of Seller (or its Affiliates) thereunder such that Buyer would not in fact receive all material rights thereunder, Seller shall reasonably cooperate with Buyer in attempting to obtain such Consent as promptly thereafter as practicable, provided that no party shall be required to make any concessions in order to obtain any such Consent.  If such Consent cannot be obtained, Seller shall use commercially reasonable efforts to provide Buyer with the rights and benefits of the affected Contract for the term thereof, and, if such rights and benefits are so provided, Buyer shall assume the obligations thereunder in accordance with this Agreement.

(d)Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Transferred Asset or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the Consent of a third party thereto, would constitute a breach or other contravention thereof or in any way adversely affect the rights of Buyer or Seller (or their respective Affiliates) thereunder.

6.8Non-Solicitation. Seller agrees with Buyer that, for a period of one (1) year following the Closing, Seller will not in any way knowingly induce or attempt to induce any employee of the Business as of the Closing to leave the employ of Buyer or violate the terms of their contracts, or any employment arrangements, with Buyer; provided, however, that the foregoing will not prohibit a general solicitation to the public of general advertising.

6.9Use of Intellectual Property.  From and after the Closing, neither Seller nor any of its Affiliates shall use any of the Transferred IP.

6.10Intercompany Arrangements.  Prior to the Closing, Seller shall cause all contracts and agreements between or among Seller (that would otherwise be included in the Transferred Assets), on the one hand, and one or more Affiliates of Seller, on the other hand, other than those contracts or arrangements set forth in Schedule 6.10, to be terminated.

6.11[Intentionally Omitted].

6.12Excluded Liabilities. The Seller shall pay and discharge the Excluded Liabilities as and when the same become due and payable.

6.13Further Assurances; Further Conveyances and Assumptions; Wrong Hands.

(a)At any time and from time to time following the Closing, at the request of any party and without further consideration, any other party shall provide, execute and/or deliver such documents or instruments, and take such actions, as the requesting party or its counsel may reasonably deem necessary or desirable in order to consummate or otherwise to implement the provisions and purposes of this Agreement or to comply with Applicable Laws.

(b)From time to time following the Closing, Seller and Buyer shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumption, releases, acquittances and other instruments, and shall take such further actions, as may be necessary or appropriate to transfer fully to, and vest in, Buyer and each of its successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Buyer under this Agreement and to assure fully to Seller and each of its respective successors and assigns, the assumption of the liabilities and obligations intended to be assumed by Buyer under this Agreement, and to otherwise make effective the Transactions contemplated hereby and thereby (including (i) transferring back to Seller any asset or liability not contemplated by this Agreement to be a Transferred Asset or an Assumed Liability, respectively, if and to the extent that any such asset or liability was erroneously or inadvertently transferred to Buyer at the Closing and (ii) transferring to Buyer any asset or liability contemplated by this Agreement to be a Transferred Asset or Assumed Liability, respectively, which was erroneously or inadvertently not transferred to Buyer at the Closing).

(c)At any time following the Closing, if Seller or its Affiliates receives any payment, including but not limited to payments for services provided under the Acquired Contracts, refunds, reimbursements, installments of base rent, additional rent, license fees or other use-related revenue, related to any Transferred Asset which should be paid to Buyer pursuant to the terms of this Agreement, Seller agrees to promptly remit (or cause to be promptly remitted) such funds to Buyer. If after the Closing Buyer or any of its Affiliates receives any payment, including but not limited to refunds, reimbursements, installments of base rent, additional rent, license fees or other use-related revenue, that is not related to the Business, or is otherwise intended to be a payment made to Seller or its Affiliates, then Buyer agrees to promptly remit (or cause to be promptly remitted) such funds to Seller. Prior to any such transfer, Buyer and Seller shall, or shall cause its applicable Affiliates to, hold such payment, right, property or asset in trust for the benefit of other party. Buyer and Seller agree to treat the ultimate recipient of any such funds as having received the payment ab initio for all applicable Tax purposes.  Each party covenants and agrees that any amounts owed to the other party pursuant to the foregoing are not, and shall not become, subject to any Liens, shall not become security for any indebtedness of such party or any of its Affiliates (or in any bank account subject to any such Liens) and shall not be comingled with any other funds of such party or any of its Affiliates.

ARTICLE VII

INDEMNIFICATION

7.1Survival.  All representations and warranties contained in this Agreement or in any document delivered pursuant hereto shall survive the Closing for a period ending eighteen (18) months from the Closing Date; provided, however, that (i) the representations and warranties in Section 4.1, Section 4.2, the first and second sentence of Section 4.4(a) and Section 4.13 (the “Seller Fundamental Representations”) shall survive indefinitely, (ii) the representations and warranties in Section 5.1 and Section 5.5 shall survive indefinitely, (iii) the representations and warranties in Section 4.10 shall survive and terminate only upon 120 days after the expiration of the applicable statute of limitations and any extensions thereof, (iv) the representations and warranties in Section 4.19 survive and terminate upon the third anniversary of the Closing.  All covenants and agreements of the parties contained herein shall survive the Closing indefinitely or for the period explicitly specified therein.  The foregoing survival periods shall not affect any Claim asserted prior to the expiration of the survival period.

7.2Indemnification by Seller.  From and after the Closing, Parent and Seller will jointly and severally indemnify, defend and hold harmless Buyer and its members, managers, Affiliates, officers, directors, employees, agents and representatives (each, a “Buyer Indemnified Party”) from and against any and all losses, damages, liabilities, actions, suits, Proceedings, claims, demands, orders, assessments, obligations, amounts paid in settlement, fines, costs and expenses (including legal and other expenses incident thereto or incident to the enforcement of this indemnity to the extent such enforcement is successful) of any nature whatsoever (collectively, the “Losses” and individually a “Loss”), but subject to Section 7.6, to the extent that they arise out of or relate to (a) any breach or default by Seller of any covenant or agreement made by Seller under this Agreement, (b) any breach by Seller of any of Seller’s representations and warranties under this Agreement (or any failure of any representation or warranty of Seller in this Agreement to be true and correct as of the Closing Date as though made on the Closing Date (other than those representations and warranties that are made as of a specific date or for a specific period, in which case any failure of such representations and warranties to be true and correct with respect to such specific date or specific period)), and (c) the Excluded Liabilities and Excluded Assets.

7.3Indemnification by Buyer.  From and after the Closing, Buyer will indemnify, defend and hold harmless Seller and its officers, directors, shareholders, Affiliates, employees, agents and representatives (each, a “Seller Indemnified Party”) from and against any and all Losses to the extent that they arise out of or relate to (a) any breach or default by Buyer of any covenant or agreement made by Buyer under this Agreement, (b) any breach by Buyer of any of its representations and warranties under this Agreement (or any failure of any representation or warranty of Buyer in this Agreement to be true and correct as of the Closing Date as though made on the Closing Date (other than those representations and warranties that are made as of a specific date or for a specific period, in which case any failure of such representations and warranties to be true and correct with respect to such specific date or specific period)), (c) the Assumed Liabilities, and (d) the conduct and operations of the Business and Transferred Assets on and after the Closing, except for the Excluded Liabilities.

7.4Notice of Claim.  In the event that a Seller Indemnified Party or a Buyer Indemnified Party shall become aware of any claim for indemnification (a “Claim”) against a party owing indemnification obligations to such party pursuant to this ARTICLE VII (such indemnifying party, the “Indemnifying Party”), the party entitled to, or claiming entitlement to, indemnification (the “Indemnified Party”) shall promptly, but in no event later than 15 days, give written notice thereof to the Indemnifying Party; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this ARTICLE VII except to the extent that the Indemnifying Party is actually prejudiced by such failure and shall not relieve the Indemnifying Party from any other obligation or liability that it may have to any indemnified party otherwise than under this ARTICLE VII. The written notice shall include, to the extent reasonably available, a brief description, in reasonable detail, of the facts, circumstances or events giving rise to the alleged Claim, including the identity and address of any third-party claimant and copies of any formal demand or complaint, the amount of damages, the date each such item was incurred, paid or accrued, or the basis for such anticipated liability, and the specific nature of the breach to which such item is related.

7.5Assumption and Defense of Third-Party Actions.  If any Claim hereunder arises out of a claim against the Indemnified Party by a third party, the Indemnifying Party shall have the right, at its own expense, to participate in, or assume control of, the defense of such claim, and the Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party subject to reimbursement for actual out-of-pocket expenses incurred as the result of a request by the Indemnifying Party.  If the Indemnifying Party elects to assume control of the defense of any third-party claim, the Indemnified Party shall have the right to participate in the defense of such claim at its own expense; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel in each jurisdiction for which the Indemnified Party determines counsel is required, at the expense of the Indemnifying Party.  If a claim requires immediate action, the parties will make every effort to reach a decision with respect thereto as expeditiously as possible.  If the Indemnifying Party does not elect to assume control or otherwise participate in the defense of any third-party claim, it shall be bound by the results obtained by the Indemnified Party with respect to such claim (and all expenses in connection therewith).

7.6Claim Limitation.  Subject to Section 7.10 hereof, no Claim shall be brought against Seller or Parent pursuant to Section 7.2(b) unless the aggregate Losses resulting from all Claims brought against Seller and Parent pursuant to Section 7.2(b) exceeds the Indemnification Deductible Amount, following which Losses in excess of the Indemnification Deductible Amount shall be recoverable if and only to the extent otherwise provided for in this Agreement, but subject to the Cap and other limitations set forth in this Agreement. The maximum aggregate liability of Seller and Parent for indemnification pursuant to Section 7.2(b), including attorneys’ fees, costs and interest, shall not exceed the Cap; provided that, the Cap shall not apply to Claims arising out of (i) any actual fraud or willful misconduct by Seller or Parent, (ii) any Excluded Taxes for which Seller or Parent is liable, (iii) any adjustment of Working Capital pursuant to Section 2.6(c), (iv) any breach of the representations and warranties of Seller pursuant to Section 4.10 or (v) any breach of a Seller Fundamental Representation. Notwithstanding anything herein to the contrary, the maximum aggregate liability of Seller and Parent for indemnification pursuant to this Agreement, including attorneys’ fees, costs and interest, shall not exceed the Final Cash Purchase Price.  In no event shall Seller or Parent be responsible for any punitive damages (other than those paid by Buyer to a third party) or any consequential damages, diminution in value, loss of revenue or loss of profits, in each case other than consequential damages that were reasonably foreseeable at the time of the breach by Seller.

7.7Other Matters. For purposes of determining whether there has been any misrepresentation or breach of a representation or warranty, and for purposes of determining the amount of Losses resulting therefrom, all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, or any similar term or phrase shall be disregarded, it being the understanding of the parties hereto that for purposes of determining liability under this ARTICLE VII, the representations and warranties of the parties hereto contained in this Agreement shall be read as if such terms and phrases were not included in them.

7.8Exclusive Remedies.  Following the Closing, the provisions of this ARTICLE VII shall be Buyer’s sole and exclusive remedy for any and all Losses relating to the subject matter of this Agreement or any of the other documents to be delivered hereunder, except for claims arising from intentional fraud by Seller in connection with the Business and claims for specific performance.

7.9Deferred Purchase Price Release. On the Closing Date, Buyer will hold back the Deferred Purchase Price for the benefit of Seller. The Deferred Purchase Price less (i) any outstanding amounts due under Section 2.6(c) hereof and (ii) the Indemnification Claims Amount will be released and delivered to Seller (or its designee) on the one-year anniversary of the Closing Date (the “Release Date”). The “Indemnification Claims Amount” shall mean, as of the Release Date, an aggregate amount of all Losses relating to indemnifiable Claims described in this Article VII and other Claims that have not previously been resolved or satisfied in accordance herewith or that were otherwise asserted under this Agreement but unsatisfied as of the Release Date. After the resolution of any other Claim relating to any of the Indemnification Claims Amount, the portion of the Indemnification Claims Amount for such Claims not distributed to Buyer shall be released promptly hereafter by Buyer to Seller. Any portion of the Deferred Purchase Price released by Buyer pursuant to this Section 7.9 shall be made by wire transfer of immediately available funds to an account that has been designated by Seller. No interest shall accrue or be due and payable on the Deferred Purchase Price, provided such amount due to Seller is paid in accordance with the terms of this Section 7.9. There shall be no obligation to place the Deferred Purchase Price in a segregated account.

7.10Indemnification Payments.  Buyer and Seller agree that all indemnification payments made under this ARTICLE VII shall be treated as adjustments to the Purchase Price or capital contributions, as the case may be, for all applicable Tax purposes, unless otherwise required by Applicable Law.

ARTICLE VIII

CLOSING CONDITIONS

8.1Conditions Precedent to Obligations of Buyer.  The obligations of Buyer under this Agreement shall, at the option of Buyer, be subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

(a)the representations and warranties of the Seller and Parent in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as though made on and as of such date;

(b)Seller and Parent shall have performed and complied in all material respects with all covenants, obligations and undertakings required by this Agreement to be performed or complied with on or prior to the Closing Date;

(c)Buyer shall have received a certificate from Seller signed by a duly authorized officer of Seller in his or her capacity as such, certifying that the conditions specified in Sections 8.1(a) and (b) have been satisfied;

(d)Buyer shall have received a certificate from Parent signed by a duly authorized officer of Parent in his or her capacity as such, certifying that the conditions specified in Sections 8.1(a) and (b) have been satisfied;

(e)no judgment, order or decree shall have been rendered and remain in effect enjoining the consummation of the Transactions;

(f)the actions and deliveries contemplated by Section 3.2(a) shall have been fulfilled or shall be contemporaneously fulfilled;

(g)any and all Liens (other than Permitted Liens) on the Transferred Assets shall have been released or agreed to be released as of the Closing by the holder of such Liens, in forms reasonably satisfactory to Buyer and its counsel; and

(h)there shall not have occurred a Material Adverse Effect; provided that in the event of a Material Adverse Effect described in the provisos to subsections (e) and (f) of the definition of “Material Adverse Effect”, the Parties agree to engage in good faith discussions regarding the extent of damages from the Material Adverse Effect and to determine whether this Section 8.1(g) can be waived for Closing.

8.2Conditions Precedent to Obligations of Seller and Parent.  The obligations of Seller and Parent under this Agreement shall, at the option of Seller and Parent, be subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

(a)the representations and warranties of the Buyer in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as though made on and as of such date;

(b)Buyer shall have performed and complied in all material respects with all covenants, obligations and undertakings required by this Agreement to be performed or complied with on or prior to the Closing Date;

(c)no judgment, order or decree shall have been rendered and remain in effect enjoining the consummation of the Transactions;

(d)the actions and deliveries contemplated by Section 3.2(b) shall have been fulfilled or shall be contemporaneously fulfilled; and

(e)Seller shall have received a certificate from Buyer signed by a duly authorized officer of Buyer in his or her capacity as such, certifying that the conditions specified in Sections 8.2(a) and (b) have been satisfied.

ARTICLE IX

TERMINATION

9.1Termination.  This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing Date:

(a)by mutual written agreement of Seller and Buyer;

(b)by Buyer or Seller, by giving written notice of such termination to the other party, if the Closing shall not have occurred on or prior to October 30, 2017 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the party wishing to terminate this Agreement if such party’s failure to fulfill any of its covenants, agreements or conditions under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or prior to such date; or

(c)by Buyer or Seller if any permanent  injunction or other order of a Governmental Authority preventing the consummation of the Transactions in any material respect shall have become final and non-appealable.

9.2Effect of Termination.  In the event of the termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void, and there shall be no liability on the part any party hereto; provided, however, and notwithstanding anything in the foregoing to the contrary, except for willful breaches of this Agreement prior to the time of such termination. As used in this Section 9.2, a “willful breach” means a deliberate act or failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement and such action or failure to take action was undertaken with actual knowledge that the taking of such action or the failure to act would reasonably be expected to cause a material breach of this Agreement; provided, that Section 6.6, Section 7.1, this Section 9.2 and Article X (and any related definitional provisions throughout this Agreement) shall also survive any termination of this Agreement.

ARTICLE X
MISCELLANEOUS

10.1Notices.  Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given (a) on the day of delivery if delivered in person, or if delivered by facsimile, Portable Document Format (pdf) or electronic mail, in each case upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a nationally recognized express courier service, or (c) on the tenth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated by notice given in accordance with this Section 10.1 by the party to receive such notice:

If to Buyer:

Phoenix Color Corp.
18249 Phoenix Drive

Hagerstown, Maryland 21742
Attn:  Marc Reisch

with a copy (which will not constitute notice) to:

Shearman & Sterling LLP
1460 El Camino Real, Floor 2

Menlo Park, CA 94025
Attn:  Chris Forrester
Email: chris.forrester@shearman.com
Facsimile No.: 650-838-5173

If to Seller:

LSC Communications, Inc.
191 N. Wacker Drive, Suite 1400

Chicago, IL 60606
Attn:  General Counsel

Email: sue.bettman@lsccom.com

with a copy (which will not constitute notice) to:

Sidley Austin LLP
One South Dearborn
Chicago, IL 60603

Attn:Scott Williams
Email:  swilliams@sidley.com
Facsimile No.: 312-853-7036

or to such other address or addresses or facsimile number as either party may designate to the others by like notice as hereinabove set forth.  Any notice given hereunder shall be deemed given and received on the date of hand delivery, the date sent by facsimile so long as the notice and confirmation are sent the same day or three Business Days after deposit with the United States Postal Service, or one Business Day after delivery to an overnight express service for next day delivery, as the case may be.

10.2Amendments; No Waivers.

(a)Any provision of this Agreement may be amended or waived if and only if such amendment or waiver is in writing and signed, in the case of an amendment, by both parties, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)No waiver by a party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence.  No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law or in equity.

10.3Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.  No party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other party.  No assignment shall relieve the assigning part of any of its obligations hereunder.

10.4Governing Law.  This Agreement shall be construed and enforced in accordance with and governed by the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

10.5Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts (including by facsimile or PDF), each of which shall be an original with the same effect as if the signatures thereto were upon the same instrument.  This Agreement shall become effective when each party shall have received a counterpart hereof signed by the other party.

10.6Entire Agreement.  This Agreement (including the Schedules referred to herein which are hereby incorporated by reference) constitutes the entire agreement between the parties with respect to the subject matter hereof and thereof, and supersedes all prior agreements, understandings and negotiations, both written and oral between the parties with respect to the subject matter hereof and thereof.

10.7Severability.  If any provision of this Agreement, or the application thereof to any Person, place or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other Persons, places and circumstances shall remain in force and effect, and such invalid, unenforceable or void provisions will be deemed to be modified so as to effect the original intent of the parties as closely as possible in an acceptable manner so that, to the greatest extent possible, the Transactions and other matters contemplated by this Agreement are consummated and otherwise given effect as originally contemplated with the same effect.

10.8Construction.

(a)The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against either party.  Any reference to any Applicable Law shall be deemed also to refer to all rules and regulations promulgated thereunder unless the context requires otherwise.  Whenever required by the context, any gender shall include any other gender, the singular shall include the plural and the plural shall include the singular.  The words “herein,” “hereof,” “hereunder,” and words of similar import refer to the Agreement as a whole and not to a particular section.  Whenever the word “including” is used in this Agreement, it shall be deemed to mean “including without limitation,” “including, but not limited to” or other words of similar import such that the items following the word “including” shall be deemed to be a list by way of illustration only and shall not be deemed to be an exhaustive list of applicable items in the context thereof.  Whenever the word “or” is used, it means “and/or,” unless the context dictates otherwise.

(b)The parties intend that each representation, warranty and covenant contained herein shall have independent significance.  If any party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant.

(c)The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  All references to an Article or Section include all subparts thereof.

10.9Jurisdiction; Waiver of Trial by Jury.  EACH PARTY HEREBY (A) IRREVOCABLY CONSENTS AND AGREES THAT ANY ACTION OR PROCEEDING ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY DOCUMENT DELIVERED PURSUANT HERETO, OR THE TRANSACTION, SHALL BE BROUGHT EXCLUSIVELY IN ANY FEDERAL COURT LOCATED IN THE STATE OF DELAWARE,

AND (B) BY EXECUTION AND DELIVERY OF THIS AGREEMENT, IRREVOCABLY SUBMITS TO AND ACCEPTS THE JURISDICTION OF SUCH COURT.  EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO OR ARISING OUT OF THIS AGREEMENT, ANY DOCUMENT DELIVERED PURSUANT HERETO, OR THE TRANSACTION.

10.10Cumulative Remedies.  The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

10.11Third Party Beneficiaries.  This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever.

10.12Specific Performance.  Buyer and Seller each agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof and that each party shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity, without posting any bond or other undertaking.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed or caused this Asset Purchase Agreement to be duly executed by an authorized officer as of the date first above written.

PARENT:

LSC COMMUNICATIONS, INC.

By:	/s/ Michael P. King
Name:	Michael P. King
Title:	SVP LSC Communications

SELLER:

MOORE-LANGEN PRINTING COMPANY, INC.

By:	/s/ Michael P. King
Name:	Michael P. King
Title:	Asst Secretary

BUYER:

PHOENIX COLOR CORP.

By:	/s/ Marc Reisch
Name:	Marc Reisch
Title:	Executive Chairman

[Signature Page to Asset Purchase Agreement]